UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-53777

CHINA CATTLE HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

The Northeast Corner of Fengqing Park Road
Xi’an City
Shaanxi Province 710077, PRC
+(86-29) 8420-4991
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  5

Pursuant to the requirements of the Securities Exchange Act of 1934, China Cattle Holding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 26, 2010	By:	/s/ Helen Xiao Duan
Name: Helen Xiao Duan
Title: Chief Executive Officer and Director